UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]
    Pre-Effective Amendment No. _____   [ ]
    Post-Effective Amendment No. 64   [X]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

Variable Annuity Account C
(Exact Name of Registrant)

Voya Retirement Insurance and Annuity Company
(Name of Depositor)

One Orange Way
Windsor, Connecticut 06095-4774
(Address of Depositor's Principal Executive Offices) (Zip Code)

(860) 580-1631
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

	immediately upon filing pursuant to paragraph (b) of Rule 485
X	on February 25, 2022 pursuant to paragraph (b) of Rule 485
	60 days after filing pursuant to paragraph (a)(1)
	on _____ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

X	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual, Deferred, Fixed and Variable Annuity Contracts

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*   Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the securities covered by the following earlier Registration Statements: 033-75972; 033-76024; and 033-89858.

EXPLANATORY NOTE

This Post-Effective Amendment No. 64 to the Registration Statement on Form N-4 is being filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the Securities Act of 1933 (the "1933 Act") for the sole purpose of designating a new effective date for the previously filed Post-Effective Amendment No. 61 to the Registration Statement filed on October 27, 2021.

Post-Effective Amendment No. 62 was filed pursuant to paragraph 485(b)(1)(iii) of Rule 485 under the 1933 Act on November 29, 2021 (Accession No. 0000103007-21-000097). Post-Effective Amendment No. 63 was filed pursuant to paragraph 485(b)(1)(iii) of Rule 485 under the 1933 Act on December 29, 2021 (Accession No. 0000103007-21-000113).

This Post-Effective Amendment No. 64 incorporates by reference the information contained in Parts A, B and C of Post-Effective Amendment 61 to the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 28th day of January 2022.

VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
(Registrant)

By: <u>Charles P. Nelson*</u>
Charles P. Nelson
President
(principal executive officer)

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
(Depositor)

By: <u>Charles P. Nelson*</u>
Charles P. Nelson
President
(principal executive officer)

As required by the Securities Act of 1933, this Post-Effective Amendment No. 64 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
<u>Charles P. Nelson*</u> Charles P. Nelson	Director and President (principal executive officer)	
<u>Robert L. Grubka*</u> Robert L. Grubka	Director	
<u>Michael R. Katz*</u> Michael R. Katz	Director and Chief Financial Officer (principal financial officer)	
<u>Heather H. Lavallee*</u> Heather H. Lavallee	Director	January 28, 2022
<u>Francis G. O'Neill*</u> Francis G. O'Neill	Director	
<u> </u> Mona Zielke	Director	
<u>Michael S. Smith*</u> Michael S. Smith	Director	
<u>C. Landon Cobb, Jr.*</u> C. Landon Cobb, Jr.	Chief Accounting Officer (principal accounting officer)	

By: /s/ <u>Peter M. Scavongelli</u>
     Peter M. Scavongelli
     *Attorney-in-Fact

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* Executed by Peter M. Scavongelli on behalf of those indicated pursuant to Powers of Attorney filed as an exhibit to this Registration Statement.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.16	Powers of Attorney